Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Second Quarter 2022

August 25, 2022

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

Hamilton, Bermuda, August 25, 2022 - Golden Ocean Group Limited (NASDAQ/OSE: GOGL) (the “Company” or “Golden Ocean”), the world's leading owner of large size dry bulk vessels, today announced its unaudited results for the three and six month period ended June 30, 2022.

Highlights

▪	Net income of $163.7 million and earnings per share of $0.82 for the second quarter of 2022 compared with net income of $125.3 million and earnings per share of $0.63 for the first quarter of 2022.
▪	Adjusted EBITDA[1] of $191.6 million for the second quarter of 2022, compared with $149.4 million for the first quarter of 2022.
▪
Reported TCE[2] rates for Capesize and Panamax/Ultramax vessels of $30,661 per day and $27,581 per day, respectively, in the second quarter of 2022. Reported TCE rate for the total fleet of $29,431 per day.

▪	Completed the $275 million refinancing of 14 Capesize vessels at attractive terms, further reducing the industry low cash break-even rate.
▪	Entered into agreements to sell two Ultramax vessels and construct three Kamsarmax vessels at attractive prices.
▪	Estimated TCE rates, inclusive of charter coverage, calculated on a load-to-discharge basis are approximately:
▪	$27,900 per day for 80% of Capesize available days and $27,100 per day for 96% of Panamax available days for the third quarter of 2022; and
▪	$29,500 per day for 25% of Capesize available days and $21,900 per day for 27% of Panamax available days for the fourth quarter of 2022.
▪	Published the Company’s fourth annual ESG report for 2021, which can be found on the Company’s website.
▪
Announced a cash dividend of $0.60 per share for the second quarter of 2022, payable on or about September 14, 2022 to shareholders of record on September 7, 2022. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about September 16, 2022.

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

Ulrik Andersen, Chief Executive Officer, commented:

“Golden Ocean delivered another strong result in the second quarter of 2022 despite trade disruptions and economic headwinds. Our performance is attributable to the strength of our commercial operations as well as the quality of our fleet, which allowed us to generate a solid premium to benchmark rates.

Despite recent weakness in freight rates caused by easing port congestion and the contraction in China’s economy due, in part, to its “zero COVID” policy, our market outlook remains optimistic. Slowing fleet growth and new environmental regulations provide a strong offset to a potential short-term slowing of demand growth which combined with our charter coverage and superior fuel economics from our modern fleet will support continued healthy returns.“

Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 97 vessels, including 10 newbuildings, with an aggregate capacity of approximately 13.7 million dwt. The Company's fleet consists of:

a.	78 vessels owned by the Company (48 Capesize, 28 Panamax and two Ultramax vessels);
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements;
c.	One Ultramax vessel chartered in; and
d.	Ten 85,000 dwt Kamsarmax vessels on order.

In February 2022, the Company entered into an agreement to sell three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour, to an unrelated third party for an aggregate sales price of $52.0 million. In April and May 2022, the vessels were delivered to their new owner. The Company recorded a gain of $9.5 million from the vessel sales in the second quarter of 2022.

In June 2022, the Company entered into an agreement to sell two Ultramax vessels, Golden Cecilie and Golden Cathrine, to an unrelated third party for an aggregate sales price of $63.0 million. The vessels are expected to be delivered to their new owner by the fourth quarter of 2022. The Company expects to record a gain of approximately $22.0 million from the sale upon delivery of vessels.

In June 2022, the Company entered into agreements to construct a total of three Kamsarmax vessels, with the same design and shipyard group as the seven previously announced newbuilding contracts. The three incremental vessels are expected to be delivered to the Company by the first quarter of 2025 and to be financed through net sales proceeds from the sale of two Ultramax vessels described above, and with debt financing to be established closer to the delivery. As of the date of this report, the Company had 10 vessels under construction and outstanding contractual commitments of $271.7 million due by the first quarter of 2025.

The Company's estimated TCE rates for the third quarter of 2022 are $27,900 per day for 80% of available days for Capesize vessels and $27,100 per day for 96% of available days for Panamax vessels. These estimates are forward looking statements and are based on time charter contracts entered by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days as well as the number of ballast days at the end of the period when a vessel is sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the third quarter of 2022. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

Adding attractive forward coverage, Golden Ocean has the fourth quarter of 2022, secured 25% of total days at an average rate of $29,500 per day for Capesize vessels and 27% of total days for Panamax vessels at an average rate of $21,900 per day.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

Corporate Development
In May 2022, the Company signed a loan agreement for a $275.0 million credit facility with a group of leading shipping banks to refinance debt secured by 14 Capesize vessels. The new financing has an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 190 basis points, which, based on the historical spread between London Interbank Offered Rate (“LIBOR”) and SOFR reference rates, corresponds to a LIBOR-based credit margin of around 165 basis points. As of June 30, 2022, the new facility was fully drawn, thereby fully refinancing the outstanding amount of $265.6 million.

The Company’s fourth annual ESG report, published in July 2022, describes environmental, social and governance factors the Company managed during 2021. In the Company’s fourth annual ESG report, Golden Ocean expresses its support for the IMO’s 2030 and 2050 targets for reducing emissions in the shipping industry. The Company has set targets for scope 1 emission reduction and aims to reduce its Annual Efficiency Ratio (AER) by 15% by 2026 and 30% by 2030, compared to 2019 levels. The Company will also target net-zero emissions by 2050.

The Company announced today a cash dividend of $0.60 per share in respect of the second quarter of 2022, which is payable on or about September 14, 2022, to shareholders of record on September 7, 2022. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about September 16, 2022.

Second Quarter 2022 Results

Second quarter 2022 income statements

The Company reported net income of $163.7 million and earnings per share of $0.82 (basic) for the second quarter of 2022, compared with net income of $125.3 million and earnings per share of $0.63 (basic) for the first quarter of 2022.

Adjusted EBITDA was $191.6 million for the second quarter of 2022, an increase of $42.2 million from $149.4 million for the first quarter of 2022.

Operating revenues were $316.7 million in the second quarter of 2022, an increase of $51.5 million from $265.2 million in the first quarter of 2022. One vessel was in drydock during the second quarter of 2022 compared to six vessels in drydock during the first quarter of 2022, contributing to a decrease in off-hire days from 294 days in the first quarter of 2022 to 187 days in the second quarter of 2022. Voyage expenses increased by $10.4 million to $66.6 million compared to the first quarter of 2022, primarily due to an increase in bunker prices and commissions.

The Company achieved an average TCE rate for the fleet of $29,431 per day in the second quarter of 2022 compared to $24,330 per day in the first quarter of 2022.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

Gain from sale of vessels of $9.5 million was recorded in the second quarter of 2022 related to sale of Panamax vessels Golden Empress, Golden Enterprise and Golden Endeavour. No gain from sale of vessels was recorded in the first quarter of 2022.

Ship operating expenses amounted to $50.4 million in the second quarter of 2022 compared with $58.2 million in the first quarter of 2022. In the second quarter of 2022, ship operating expenses mainly consisted of $45.3 million in running and other sundry expenses (compared to $48.6 million of running expenses in the first quarter of 2022) and $0.6 million in drydocking expenses ($4.9 million in the first quarter of 2022). Running expenses mainly consisted of crew costs, repair and maintenance, spares and insurance. COVID-19 continues to impact the operating cost and efficiency of the fleet, in particular with respect to crewing.

Charter hire expenses were $15.4 million in the second quarter of 2022 compared with $10.3 million in the first quarter of 2022. The increase in charter hire expenses was mainly due to increased market rates during the quarter.

Administrative expenses increased to $5.5 million in the second quarter of 2022 compared with $5.1 million in the first quarter of 2022, primarily due to higher non-recurring personnel expenses. Depreciation was $32.5 in the second quarter of 2022, largely unchanged compared to the first quarter of 2022.

Net interest expense increased to $11.9 million in the second quarter of 2022, compared with $10.0 million in the first quarter of 2022, primarily due to increase in interest rates during the period.

In the second quarter of 2022, the Company recorded a $7.1 million net gain on derivatives, mainly relating to a $7.4 million gain on USD interest rate swaps.

The Company recorded a gain from associated companies of $12.7 million in the second quarter of 2022, mainly related to a gain of $6.6 million from its investments in SwissMarine Pte. Ltd. (‘’SwissMarine’’) and an aggregate $6.1 million gain from its investments in United Freight Carriers LLC and TFG Marine Pte. Ltd. (“TFG Marine”).

Second quarter 2022 cash flow statements and Balance Sheet as of June 30, 2022

As of June 30, 2022, the Company had cash and cash equivalents of $168.3 million, including restricted cash balances of $4.3 million, representing an increase of $52.6 million compared with March 31, 2022. During the second quarter of 2022, cash provided by operating activities amounted to $155.5 million, which included a negative working capital change of $13.3 and dividends received from associates of $0.9 million.

For the second quarter of 2022, total net cash provided by investing activities was $37.8 million and was primarily related to $51.5 million in proceeds net of commissions from the sales of three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour, partly offset by $13.7 million in installment payments for four newbuilding contracts entered in 2021.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

Net cash used in financing activities was $140.7 million in the second quarter of 2022. This included the full draw down on the new $275.0 million credit facility refinancing $265.6 million outstanding under the previous facility, $25.9 million in scheduled debt repayment, and $7.9 million of scheduled finance leases repayments. In connection with the sale of Golden Empress, Golden Enterprise and Golden Endeavour, a total of related debt of $14.0 million was repaid in the second quarter, while $6.8 million was repaid in the first quarter. Finally, the Company recorded dividend payments of $100.4 million in the second quarter.

As of June 30, 2022, the book value of long-term debt was $1,197.5 million, including the current portion of long-term debt of $96.1 million. The book value of finance lease obligations was $115.3 million, including the current portion of finance lease obligations of $18.5 million. In addition, the Company had $100.0 million in undrawn available capacity under its revolving credit facilities.

The Dry Bulk Market

During the second quarter of 2022, dry bulk rates recovered from seasonal lows, despite negative economic sentiment and the continuation of China’s “zero COVID” strategy. The impact of decreased demand for certain commodities was offset by increased demand for others, elevated port congestion and new trade routes that emerged after Russia’s incursion into Ukraine. Notably, high fuel prices also impacted the dry bulk market, which is reflected in sailing speeds that have been trending down over the last twelve months as well as the difference in average time charter equivalent rates earned by modern, fuel-efficient vessels compared to older tonnage.

In the second quarter of 2022, global dry bulk fleet utilization (calculated as total tonne-mile demand divided by total available fleet capacity) was 92.5%, an increase from 89.7% in the prior quarter, according to Maritime Analytics. Total seaborne transportation of dry bulk goods was 1,164 mt in the second quarter of 2022, representing a 4.7% increase from 1,112 mt in the first quarter of 2022 and a 2.1% increase from 1,189 mt in the second quarter of 2021.

Chinese steel production increased by 3.8% in the second quarter of 2022, although production dropped sharply in June as steel inventories rose due in part to demand destruction caused by new rounds of lockdowns. Additionally, the Chinese real estate sector has come under pressure, creating demand uncertainty, and some domestic steel mills have voluntarily curbed output in response to slowing demand. While the Chinese government has signaled that it is not presently in favor of large-scale stimulus packages, many analysts expect China to prioritize increased public infrastructure spending to support its economy, which would have a positive impact on domestic steel consumption. In the meantime, Indian steel production has remained steady as the Indian government targets to double steel production capacity by 2030.

Chinese iron ore imports declined by 0.9% in the second quarter of 2022 compared to the prior quarter and 3.6% compared to the second quarter of 2021 as inventories are at elevated levels due to a slowdown in consumption related to China’s “zero COVID” policy as well as weaker real estate demand. Additionally, Brazilian iron ore exports were negatively impacted by adverse weather disruptions. Thus far in the third quarter of 2022, Brazilian exports have increased and are projected to continue to increase through the remainder of 2022.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

Seaborne transportation of coal offset the impact of reduced iron ore volumes, increasing by 10.9% in the second quarter of 2022 compared to the prior quarter and 0.1% compared to the second quarter of 2021. The coal trade is expected to be significantly impacted by sanctions imposed in April 2022 by the European Union (EU) that prohibit the import of Russian coal by EU members. Combined with concerns about the potential for Russian natural gas supplies to Europe being disrupted, the need for energy security has boosted the demand for coal globally. Although Europe remains committed to its energy transition plans, previously closed coal-fired power plants are being brought back online as a temporary measure to meet any potential gaps in energy demand. In addition to causing increased demand for coal, volumes are being sourced from increasingly distant sources, thereby increasing tonne-mile demand.

Thermal coal volumes increased by 13.4% in the second quarter of 2022 compared to the first quarter of 2022. Although volumes were not materially different from the second quarter of 2021, the coal trade is expected to increase substantially as winter approaches. The main expected driver is the replenishment and building of inventories due to energy security concerns and to avoid the power shortages that occurred in India and China last year. While coal is not favored by developed economies for power generation, it has been a critical part of the energy mix for emerging economies and is the source of greater than 70% of total Chinese electricity output and greater than 75% during the winter months. According to Maritime Analytics, thermal coal demand is forecast to increase at a growth rate of 5.4% and 7.8% in 2022 and 2023, respectively.

Transportation of essential agribulks, which represented 12.6% of total seaborne volumes in the second quarter of 2022, increased by 3.6% compared to the first quarter of 2022 but decreased by 4.5% compared to the second quarter of 2021 as exports from Ukraine were halted for the duration of the quarter. Ukraine accounts for 10% of total wheat exports and 14% of total corn exports. This is expected to have a positive impact on tonne-mile demand in the short term as exports increase from the Americas. Other minor bulks increased by 5.8% compared to the first quarter of 2022 but decreased by 0.8% compared to the second quarter of 2021 as exports of various minor bulks from Ukraine and Russia were impacted.

The global fleet of dry bulk vessels amounted to 959.8 million deadweight tonnes ("dwt") at the end of the second quarter of 2022, absorbing a net increase of 6.4 million dwt in the quarter, compared to 7.9 million dwt in the first quarter of 2022 and 9.5 million dwt in the second quarter of 2021. Supply growth was partly offset by decreased fleet efficiency although port congestion and average waiting times in port decreased in the second quarter, a trend that has continued into the third quarter. In the second quarter of 2022, Capesize and Panamax vessels spent an average of 2.75 days waiting in port, compared to an average of 3.0 days in the second quarter of 2021.Since the end of the quarter, waiting times have reverted to historical averages. Newbuilding ordering levels continued to decline in the second quarter of 2022, with only 3.5 million dwt of vessels ordered, the lowest quarterly amount since the first quarter of 2017 and the fourth sequential quarterly decline in ordering. The orderbook as a percentage of the global fleet stood at 7.1% at quarter-end, a decrease from 7.8% in June 30, 2021 and an average of 27.8% over the last 20 years. The orderbook is presently at the lowest level in 30 years.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

Strategy and Outlook

Despite macroeconomic headwinds, the Company maintains a positive market outlook based on several factors, including changing trade patterns, particularly for agribulks and coal, a rebound in industrial activity and demand for iron ore, and equally importantly, supply-side dynamics that have not been present for decades.

The International Monetary Fund ("IMF") forecasts global GDP to grow by 3.2% and 2.9% in 2022 and 2023, respectively, after a series of downward revisions driven by inflation, geopolitical tensions and tightening monetary policy. Growth forecasts for the emerging Asian economies have also been reduced to 4.6% and 5.0% for 2022 and 2023, respectively. Nevertheless, the revised forecasts remain high by historical standards and should support healthy baseline dry bulk commodity demand. Notably, India's GDP is forecast to grow by 7.4% and 6.1% in 2022 and 2023, respectively. Even with lowered growth forecasts, global tonne-mile demand is forecast to increase by 1.9% and 4.3% in 2022 and 2023, respectively, according to Maritime Analytics.

In contrast to a less certain short-term demand outlook, the outlook for fleet supply is positive. Setting aside the potential increase in fleet inefficiency due to supply chain and logistical issues and protocols related to COVID-19, the introduction of the Energy Efficiency Existing Ship Index, or EEXI, by the International Maritime Organization is expected to have a significant effect on fleet efficiency. Commencing in 2023, all vessels in the global fleet will be required to meet new energy efficiency standards Most vessels built before 2014 will have limited options to meet the EEXI standards aside from reducing their sailing speeds. This gives further potential for early retirement of less efficient vessels that cannot meet the new standards. In the current market environment, modern, fuel-efficient vessels and vessels fitted with exhaust gas cleaning systems are earning a substantial premium compared to older tonnage due to elevated fuel prices and fuel spreads.

An orderbook at a 30-year low as a percentage of the operating fleet is also highly supportive of expectations for positive supply dynamics. After growing by 3.4% in 2022 and by approximately 4.2% per year on average over the last decade, the global dry bulk fleet is forecast to grow by 3.1% in 2022 and just 2.5% in 2023, well below organic replacement levels. Depending on the impact of the EEXI standards, fleet growth may slow even further as nearly 20% of the vessels in the global fleet will be 15 years of age or older, making them less commercially viable than their modern counterparts. This figure decreases to 16.5% of the global Capesize and Panamax segments, which is a significant portion of the fleet by any measure.

In the first half of 2022, just 2.7 million dwt of new Capesize and Panamax vessels have been ordered, representing less than 0.5% of the global fleet as of the start of the year. An increase in steel prices and limited yard capacity have combined to drive newbuilding prices sharply higher. Indeed, newbuilding prices for Capesize and Panamax vessels continued to increase in the second quarter of 2022 and are at levels not seen since 2009. The Company does not anticipate a dramatic surge in newbuilding orders given the recent sharp rise in newbuilding prices, scarcity of competitive financing, capacity limits on shipyards and question marks over truly futureproof technology.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

The Company is closely monitoring macro-economic factors and potential impacts on the dry bulk trades and is well-positioned in the near term, with highly profitable charter coverage for most of its available days in the third quarter of 2022, also stretching into the fourth quarter.

Over the last 18 months, the Company has actively grown and renewed its fleet, disposing of several older vessels and acquiring or placing orders for 28 modern vessels. The Company is the largest listed owner of large-size dry bulk vessels, with an average age of approximately 6.1 years including newbuilding vessels. In addition to increasing the Company’s cash generation potential by virtue of a larger fleet, the recent vessel transactions will ensure that its fleet benefits from superior fuel economy and remains highly competitive for years to come.

With a best-in-class fleet focused exclusively on the large vessel classes, Golden Ocean is well-positioned to generate significant cash flow and the Board of Directors remains committed to returning value to its shareholders through dividends. While the amount and timing of any future dividend payments will be based on Company's results, investment opportunities and the prevailing market conditions, the Company intent to distribute a significant portion of its earnings.

ESG Update

The Company's fourth comprehensive and stand-alone annual ESG report was published in July 2022 in respect of the calendar year 2021. The report describes environmental, social, and governance factors the Company managed during 2021 and can be found on the Company's website. The information in the ESG report and on our website is not incorporated by reference into this document. The Company's ESG report provides an opportunity to reflect on Golden Ocean's ESG journey and to demonstrate the Company's progress towards its goals.

In 2021, the Company strengthened its management and understanding of climate risk by conducting a high-level review using the Task Force on Climate-Related Financial Disclosures (TCFD) framework. This review included assessing governance, strategy, risk management and targets linked to climate-related issues relevant to Golden Ocean and the shipping sector. This improved Golden Ocean’s ability to identify risks and opportunities associated with climate change and how to tackle these challenges going forward.

With respect to emissions reductions, Golden Ocean supports the IMO’s 2030 and 2050 targets for reducing emissions in the shipping industry. The Company has set targets for scope 1 emission reduction and aims to reduce its Annual Efficiency Ratio (AER) by 15% by 2026 and 30% by 2030, compared to 2019 levels. The Company will also target net-zero emissions by 2050. The Company has embraced decarbonization as a core strategic pillar and is carefully considering all potential efforts to reduce its emissions. Technological advancements play a key role when it comes to energy efficiency and emission control, both in terms of engine technology and data handling, and the Company optimizes vessel routing and speed in order to increase voyage efficiency and reduce fuel consumption, among other actions.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
August 25, 2022

Questions should be directed to:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+ 47 22 01 73 53

Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, include among other things: the Company’s future operating or financial results; the Company’s continued borrowing availability under its debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the Company’s ability to successfully employ its existing and newbuilding dry bulk vessels and replace its operating leases on favorable terms, or at all; changes in the Company’s operating expenses and voyage costs, including bunker prices, fuel prices (including increases costs for low sulfur fuel), dry docking, crewing and insurance costs; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue); planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; risks associated with vessel construction; the Company’s expectations regarding the availability of vessel acquisitions and its ability to complete acquisition transactions planned; vessel breakdowns and instances of off-hire; potential differences in interest by or among certain members of the Company’s board of directors, or the Board, executive officers, senior management and shareholders; potential liability from pending or future litigation; potential exposure or loss from investment in derivative instruments; general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels and the number of newbuildings under construction; the strength of world economies; stability of Europe and the Euro; the overall impact of inflation and the rise in interest rates and foreign exchange rates; changes in seaborne and other transportation; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy or international hostilities, including the ongoing aggression between Russia and Ukraine; the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance practices; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2021.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

INTERIM FINANCIAL INFORMATION

SECOND QUARTER 2022

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

Index
Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)	Three months ended June 30, 2022	Three months ended March 31, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Operating revenues
Time charter revenues	183,393	161,848	127,198	345,241	205,518
Voyage charter revenues	132,985	103,173	148,047	236,158	227,223
Other revenues	287	163	457	450	1,014
Total operating revenues	316,665	265,184	275,702	581,849	433,755

Gain from disposal of vessels	9,516	—	—	9,516	—
Other operating income (expenses)	—	(413)	2,910	(413)	3,559

Operating expenses
Voyage expenses and commissions	66,628	56,273	62,955	122,901	102,188
Ship operating expenses	50,369	58,165	50,283	108,534	98,900
Charter hire expenses	15,380	10,303	33,152	25,683	47,072
Administrative expenses	5,497	5,127	4,605	10,624	8,720
Impairment loss on vessels	—	—	—	—	4,187
Depreciation	32,534	32,434	30,248	64,968	57,046
Total operating expenses	170,408	162,302	181,243	332,710	318,113

Net operating income	155,773	102,469	97,369	258,242	119,201

Other income (expenses)
Interest income	240	54	79	294	254
Interest expense	(12,113)	(10,041)	(9,665)	(22,154)	(18,554)
Gain on derivatives	7,127	18,750	14,631	25,877	23,655
Equity results of associated companies	12,666	14,454	2,866	27,120	3,533
Other financial items	86	(328)	(755)	(242)	35
Net other income (expenses)	8,006	22,889	7,156	30,895	8,923
Net income before income taxes	163,779	125,358	104,525	289,137	128,124
Income tax expense	30	35	30	65	50
Net income	163,749	125,323	104,495	289,072	128,074

Per share information:
Earnings per share: basic	$0.82	$0.63	$0.52	$1.44	$0.70
Earnings per share: diluted	$0.81	$0.62	$0.52	$1.43	$0.69

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of $)	As of June 30, 2022	As of March 31, 2022	As of December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	163,981	107,356	197,032
Restricted cash	4,340	8,365	12,985
Other current assets	186,784	182,846	159,373
Total current assets	355,105	298,567	369,390
Vessels and equipment, net	2,744,961	2,813,459	2,880,321
Vessels held for sale	39,884	41,916	—
Newbuildings	49,830	35,890	35,678
Finance leases, right of use assets, net	91,123	94,849	98,535
Operating leases, right of use assets, net	25,652	26,804	19,965
Other long-term assets	81,150	49,956	50,288
Total assets	3,387,705	3,361,441	3,454,177

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	96,070	104,355	105,864
Current portion of finance lease obligations	18,517	20,147	21,755
Current portion of operating lease obligations	11,695	19,240	13,860
Other current liabilities	103,943	102,635	106,594
Total current liabilities	230,225	246,377	248,073
Long-term debt	1,101,399	1,125,567	1,156,481
Non-current portion of finance lease obligations	96,823	101,400	105,975
Non-current portion of operating lease obligations	21,150	14,277	14,907
Total liabilities	1,449,597	1,487,621	1,525,436
Equity	1,938,108	1,873,820	1,928,741
Total liabilities and equity	3,387,705	3,361,441	3,454,177

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements

(in thousands of $)	Three months ended June 30, 2022	Three months ended March 31, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Net income	163,749	125,323	104,495	289,072	128,074
Adjustments to reconcile net income to net cash provided by operating activities;
Gain from disposal of vessels	(9,516)	—	—	(9,516)	—
Depreciation	32,534	32,434	30,248	64,968	57,046
Impairment loss on vessels	—	—	—	—	4,187
Dividends from associated companies	945	6,552	—	7,497	—
Equity results from associated companies	(12,666)	(14,454)	(2,866)	(27,120)	(3,533)
Amortization of time charter party out contracts	—	—	(68)	—	1,010
Mark to market value on derivatives	(7,541)	(18,930)	139	(26,471)	(10,407)
Other, net	1,271	(1,032)	(893)	239	(3,426)
Change in operating assets and liabilities	(13,300)	(6,269)	3,124	(19,569)	(32,194)
Net cash provided by operating activities	155,476	123,624	134,179	279,100	140,757

Investing activities
Additions to vessels and right of use assets	(848)	(1,394)	(223,642)	(2,242)	(288,942)
Additions to newbuildings	(13,727)	—	(72,843)	(13,727)	(116,445)
Repayments of loans receivable from related parties	—	5,350	—	5,350	—
Proceeds from sale of vessels	51,479	—	8,148	51,479	17,652
Other investing activities, net	939	2	11	941	22
Net cash provided by (used in) investing activities	37,843	3,958	(288,326)	41,801	(387,713)

Financing activities
Repayment of long-term debt	(305,418)	(33,230)	(21,266)	(338,648)	(103,307)
Proceeds from long-term debt	275,000	—	62,975	275,000	62,975
Net proceeds from share distributions	828	—	—	828	574
Debt fees paid	(2,750)	—	—	(2,750)	—
Net proceeds from share issuance	—	—	16,885	—	352,225
Dividends paid	(100,443)	(180,392)	(50,104)	(280,835)	(50,104)
Repayment of finance leases	(7,936)	(8,256)	(8,071)	(16,192)	(15,692)
Net cash provided by (used in) financing activities	(140,719)	(221,878)	419	(362,597)	246,671
Net change	52,600	(94,296)	(153,728)	(41,696)	(285)
Cash, cash equivalents and restricted cash at start of period	115,721	210,017	328,545	210,017	175,102
Cash, cash equivalents and restricted cash at end of period	168,321	115,721	174,817	168,321	174,817

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(in thousands of $, except for the share data)	Six months ended June 30, 2022	Six months ended June 30, 2021
Number of shares outstanding
Balance at beginning of period	200,435,621	143,327,697
Shares issued	—	56,917,924
Distribution of treasury shares	450,000	170,000
Balance at end of period	200,885,621	200,415,621

Share capital
Balance at beginning of period	10,061	7,215
Shares issued	—	2,846
Balance at end of period	10,061	10,061

Treasury shares
Balance at beginning of period	(4,309)	(5,386)
Share distribution	2,568	964
Balance at end of period	(1,741)	(4,422)

Additional paid in capital
Balance at beginning of period	285	979
Shares issued	—	349,379
Stock option expense	302	313
Transfer to contributed surplus	—	(350,671)
Balance at end of period	587	—

Contributed capital surplus
Balance at beginning of period	1,762,649	1,732,670
Distributions to shareholders	(180,392)	(50,104)
Transfer to contributed surplus	—	350,671
Balance at end of period	1,582,257	2,033,237

Accumulated earnings (deficit)
Balance at beginning of period	160,055	(366,722)
Distributions to shareholders	(100,443)	—
Distribution treasury shares	(1,740)	(390)
Net income	289,072	128,074
Balance at end of period	346,944	(239,038)

Total equity	1,938,108	1,799,838

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General
Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Euronext Oslo Stock Exchange.

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission on March 24, 2022.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2021.

3. Earnings per share

Basic earnings per share amounts for the three and six months ended June 30, 2022, are based on the weighted average number of shares outstanding of 200,643,313 and 200,540,041, respectively. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

In May 2022, 450,000 share options held by the management were exercised. The Company settled the options by distributing the same amount of treasury shares.

As of June 30, 2022, total outstanding share options were 650,000, which for the three and six months ended June 30, 2022, were dilutive under the treasury stock method by 624,733 and 541,826 shares, respectively.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

4. Vessels and equipment, net and vessels held for sale

In February 2022, the Company entered into an agreement to sell three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour, to an unrelated third party for an aggregate sales price of $52.0 million. In April and May 2022, the three Panamax vessels were delivered to their new owner. The Company recorded a gain of $9.5 million from the sale in the second quarter of 2022.

In June 2022, the Company entered into an agreement to sell two Ultramax vessels, Golden Cecilie and Golden Cathrine, to an unrelated third party for an aggregate sales price of $63.0 million. The vessels are expected to be delivered their new owner by the fourth quarter of 2022. The Company expects to record a gain of approximately $22.0 million from the sale upon delivery of vessels. As of June 30, 2022, these vessels are recorded as Vessels held for sale.

5. Newbuildings

As of June 30, 2022, the Company had capitalized costs of $49.8 million relating to construction contracts for seven Kamsarmax newbuildings entered in 2021.

In June 2022, the Company entered into agreements to construct a total of three Kamsarmax vessels, with the same design and shipyard group as the seven previously announced newbuilding contracts. The three incremental vessels are expected to be delivered to the Company by the first quarter of 2025 and will be financed through net sales proceeds from the sale of two Ultramax vessels, with debt financing to be established closer to their delivery.

6. Leases

As of June 30, 2022, the Company had 11 vessels chartered-in long-term where the Company is the lessee. Seven of eight vessels chartered in from SFL Corporation Ltd. (NYSE: SFL) (“SFL”), a related party, were classified as finance leases. For the six months ended June 30, 2022, the Company made a total repayment of $16.2 million to SFL in connection with these leases.

In the second quarter of 2022, the Company signed a memorandum of agreement with owners of Admiral Schmidt and Vitus Bering, whereby it redelivered the vessels to their owner for a period of up to six months. The charterparty agreements remain unchanged and stay in force.

As of June 30, 2022, the Company’s book value of finance lease obligations was $115.3 million, including current portion of $18.5 million.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

7. Equity securities

The Company has an investment in Eneti Inc., a company engaged in marine based renewable energy and listed on the New York Stock Exchange (NYSE: NETI) (“Eneti”). In the first half of 2022, the Company recognized a loss of $0.3 million based on the decrease of Eneti’s share price. The mark to market loss is reported under other financial items in the Company’s interim condensed consolidated statements of operations.

The Company has an equity investment of 16.4% of the shares in SwissMarine, a dry bulk freight operator. The Company’s ownership in SwissMarine was diluted in the first quarter of 2022 from 17.5% to 16.4%. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $52.3 million as of June 30, 2022.

For the three and six months ended June 30, 2022, the Company recorded equity in earnings of SwissMarine of $6.6 million and $20.0 million respectively. In the first half of 2022, the Company received dividends from SwissMarine of $6.6 million, which was recorded as a reduction of investments. In addition, a subordinated shareholder loan of $5.4 million was fully repaid by SwissMarine to the Company in the first quarter of 2022.

The Company has an equity investment of 10% of the shares in TFG Marine Ltd, a bunkering procurement joint venture company between Golden Ocean, Frontline Ltd. and Trafigura Pte Ltd. The Company has also provided a shareholder loan of $0.9 million to TFG Marine with a five-year term, maturing in 2024.

The Company has an equity investment of 50% of the shares in United Freight Carriers LLC, a dry cargo vessel operator and logistics service provider. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $4.0 million as of June 30, 2022.

8. Long-term debt

As of June 30, 2022, the Company’s book value and outstanding principal of long-term debt was $1,197.5 million and $1,210.1 million, respectively. The current portion of long-term debt was $96.1 million.

In May 2022, the Company signed a loan agreement for a $275.0 million credit facility with a group of leading shipping banks to refinance debt secured by 14 Capesize vessels. The new financing has an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 190 basis points, which, based on the historical spread between London Interbank Offered Rate (“LIBOR”) and SOFR reference rates, corresponds to a LIBOR based credit margin of around 165 basis points. As of the date of this report, the new facility has been fully drawn, thereby fully refinancing the outstanding amount of $265.6 million.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

9. Share capital

As of June 30, 2022, the Company had 201,190,621 issued and 200,885,621 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 305,000 shares in treasury.

In the second quarter ended June 30, 2022, the Company paid an aggregate of $100.4 million, or $0.50 per share in dividends to its shareholders related to its first quarter 2022 results.

10. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6, "Leases", the Company leased eight vessels from SFL during the second quarter of 2022.

In addition to charter hire for the eight vessels leased from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 7, "Equity securities", in January 2022 SwissMarine fully repaid the outstanding shareholder loan of $5.4 million to the Company. The outstanding balance of the shareholder loan to TFG as of June 30, 2022, amounts to $0.9 million.

Pursuant to its agreement with TFG Marine, the Company paid $88.1 million for bunker procurement in the six months ended June 30, 2022. As of June 30, 2022, amounts payable to TFG Marine totaled $17.9 million.

11. Commitment and contingencies

As of June 30, 2022, the Company had 10 vessels under construction and outstanding contractual commitments of $295.0 million due by the first quarter of 2025.

With reference to Note 7, "Equity securities", the Company has a $30.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG Marine. As of June 30, 2022, there is no exposure under this guarantee.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

12. Subsequent events

In July 2022, the Company paid installments totaling $23.2 million for Kamsarmax newbuilding contracts entered in 2021 and 2022.

On August 25, 2022, the Company announced a cash dividend of $0.60 per share in respect of the second quarter of 2022, which is payable on or about September 14 , 2022, to shareholders of record on September 7, 2022. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later on or about September 16, 2022.

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

(in thousands of $)	Three months ended June 30, 2022	Three months ended March 31, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Net income	163,749	125,323	104,495	289,072	128,074
Interest income	(240)	(54)	(79)	(294)	(254)
Interest expense	12,113	10,041	9,665	22,154	18,554
Income tax expense	30	35	30	65	50
Depreciation	32,534	32,434	30,248	64,968	57,046
Amortization of time charter party out contracts	—	—	(68)	—	1,010
Earnings before Interest Taxes Depreciation and Amortization	208,186	167,779	144,290	375,965	204,480
Impairment loss on vessels	—	—	—	—	4,187
Gain from disposal of vessels	(9,516)	—	—	(9,516)	—
Gain on derivatives	(7,127)	(18,750)	(14,631)	(25,877)	(23,655)
Other financial items	100	330	799	430	37
Adjusted Earnings before Interest Taxes Depreciation and Amortization	191,643	149,359	130,459	341,002	185,049

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the merger with Knightsbridge Shipping Limited). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

(in thousands of $)	Three months ended June 30, 2022	Three months ended March 31, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Total operating revenues	316,665	265,184	275,702	581,849	433,755
Add: Amortization of time charter party out contracts	—	—	(68)		1,010
Add: Other operating income (expenses)	—	(413)	2,910	(413)	3,559
Less: Other revenues*	287	163	457	450	1,014
Net time and voyage charter revenues	316,378	264,608	278,087	580,986	437,310
Less: Voyage expenses & commission	66,628	56,273	62,955	122,901	102,188
Time charter equivalent income	249,750	208,335	215,132	458,085	335,122

*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

in thousands of $, except for TCE rate and days	Three months ended June 30, 2022	Three months ended March 31, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
TCE Income Capesize vessels	156,277	124,509	144,862	280,786	220,757
TCE Income Panamax vessels and Ultramax vessels	93,473	83,826	70,270	177,299	114,365
Total Time charter equivalent income	249,750	208,335	215,132	458,085	335,122

in days
Fleet onhire days Capesize vessels	5,097	5,025	4,932	10,122	9,501
Fleet onhire days Panamax and Ultramax vessels	3,389	3,538	3,701	6,927	6,685
Total Fleet onhire days	8,486	8,563	8,633	17,049	16,186
in $ per day
TCE per day Capesize vessels	30,661	24,778	29,372	27,740	23,235
TCE per day Panamax and Ultramax vessels	27,581	23,693	18,987	25,595	17,108
Time charter equivalent rate	29,431	24,330	24,920	26,869	20,704

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2022

GOLDEN OCEAN GROUP LIMITED
INTERIM REPORT JANUARY - JUNE 2022

Responsibility statement

We confirm, to the best of our knowledge, that the interim condensed consolidated financial statements for the period January 1 to June 30, 2022 have been stated in accordance with U.S. generally accepted accounting principles, and give a true and fair view of the Company’s assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the interim condensed consolidated financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related party transactions.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
August 25, 2022

John Fredriksen	Director
Ola Lorentzon	Director and Chairman of the Board
James O'Shaughnessy	Director
Bjørn Tore Larsen	Director
Ben Mills	Director
Jens Martin Jensen	Director